Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF DESIGNATIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

22ND CENTURY GROUP, INC.

This Certificate of Amendment to the Certificate of Designations of Series A Convertible Preferred Stock (the “Amendment”) is dated as of [   ], 2025.

WHEREAS, the board of directors (the “Board”) of 22nd Century Group, Inc., a Nevada corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 10,650 authorized shares of preferred stock, classified as Series A Convertible Preferred Stock (the “Preferred Stock”), and the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Nevada on [   ], 2025, evidencing such terms;

WHEREAS, pursuant to Section 8(l) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the written consent of the holders owning a majority of the shares of Preferred Stock issued and outstanding on such date (the “Required Holders”);

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented on [   ], 2025, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 6 of the Certificate of Designations is hereby amended to add a new subsection (g) as follows:

(g) Right of Alternate Conversion.

(i) General. Subject to Section 6(d), at any time after the Stockholder Approval Date, the Holder may, at the Holder’s option, convert (each, an “Alternate Conversion”, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, each, an “Alternate Conversion Amount”) into shares of Common Stock at a conversion price equal to the higher of (i) 85% of the lowest daily VWAP in the twenty (20) Trading Days prior to the applicable Alternate Conversion Date, and (ii) the Floor Price (the “Alternate Conversion Price”).

(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 6(g)(i) (with “Alternate Conversion Price” replacing “Conversion Price” for all purposes hereunder with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 6(g)(ii) that the Holder is electing to use the Alternate Conversion Price for such conversion.

2.	Section 7 of the Certificate of Designations is hereby amended to add a new subsection (h) as follows:

(h) Voluntary Adjustment by Company. Subject to the rules and regulations of the principal Market, the Company may at any time any shares of Preferred Stock remain outstanding, with the prior written consent of the Holders owning a majority of the shares of Preferred Stock issued and outstanding on such date, reduce the then current Conversion Price to any amount and for any period of time deemed appropriate by the Board of Directors, subject to the Floor Price.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this [   ] day of December, 2025.

22ND CENTURY GROUP, INC.

By:
Name:
Title: